UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING OMB APPROVAL
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SEC FILE NUMBER 000-49962

CUSIP NUMBER 63948P107

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11 -K ☒Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Neah Power Systems, Inc.
Full Name of Registrant

Former Name if Applicable

22122 20th Avenue SE, Suite 161
Address of Principal Executive Office (Street and Number)

Bothel, WA 98021
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Company's quarterly report on Form 10-QSB for the quarterly period ended December 31, 2007, could not be filed within the prescribed period due to the Company's limited staff and financial resources. Thus, the Company was unable to file the report in a timely manner without unreasonable effort or expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-QSB no later than the 5th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

David Barnes	425	424-3324
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate a decrease in the Net Loss for the three months ended December 31, 2007 of approximately $675,000 as compared to the Net Loss for the same period in the prior year. This is primarily due to a decrease in non-cash interest expense of approximately $700,000, an increase in Revenues of approximately $220,000 and an increase in operating expenses of approximately $250,000. The figures for the 2007 period are subject to further review and adjustment.

Neah Power Systems, Inc.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	February 14, 2008	By:	/s/ David Barnes
David Barnes, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.